

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

February 5, 2026

To the Members of
Vista Point Advisors, LLC

In connection with our audit of the financial statements and supplemental information of Vista Point Advisors, LLC for the year ended December 31, 2025, we will issue our report thereon dated February 5, 2026. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. The Company has not changed or implemented any accounting policies or standards during the year. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both (1) most important to the portrayal of the Company's financial condition and results and (2) require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Vista Point Advisors, LLC in its 2025 financial statements are described in Note 2 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate affecting the financial statements were:

> Management's estimate of the lease accounting which uses a discount rate to calculate the balances of the right-of-use asset and the lease liability. We evaluated the key factors and assumptions used to develop the estimates used in lease accounting in determining that it is reasonable in relation to the financial statements taken as a whole.

> Management's estimate of investments in securities (level 3), see Note 3 to the financial statements. The company relies on the valuations of the majority shareholders or the investments, see the opinion.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

Our consideration of the quality of the Company's financial reporting was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in the Company's financial reporting that might be material weaknesses or significant deficiencies and therefore material weaknesses or significant deficiencies may exist that were not identified.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis. We did not identify any deficiencies in internal controls that we considered to be material weaknesses.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditors' Report

In connection with the audit of the financial statements, we have provided you a draft of our auditors' report and we have discussed the contents with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's SEA Rules 15c3-3 Exemption Report, we did not identify any exceptions to Footnote 74 that would cause the Company's assertions (statements) not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditors' report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Members and management of Vista Point Advisors, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California

VISTA POINT ADVISORS
DECEMBER 31, 2025
UNCORRECTED AUDIT ADJUSTMENTS

Description (Nature) of Misstatement (MS)	Type	Financial Statement Effect—Amount of Over or Under Statement of:				
		Total Assets	Total Liabilities	Working Capital	Equity	Income and Expenses
We obtained the closing agreements and the flow of funds calculations. However we were unable to obtain all the third-party support that would verify certain amounts in the flow of funds calculations that help comprise the total aggregate consideration amount. As such, there was a difference in our recalculations. If we were able to obtain the necessary support, there would be no difference. The BD received the payment for the success fee recorded. However, the total differences are above the trivial threshold.	Uncorrected	$ (63,977)				$ 63,977
Immaterially, the assets were not properly valued- asset additions were capitalized and depreciated fully in the first year instead of being expensed. A uncorrected AJE was recorded to reflect the proper valuation of the CY additions.	Uncorrected	72,029				45,123
		(45,123)				(72,029)
Total		$ (37,071)	$ -	$ -	$ -	$ 37,071